EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        Crusade Global Trust No.1 of 2001
                        Coupon Period Ending 22 July 2002


USD Notes
---------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                  COUPON PAYMENTS    PRINCIPAL      CHARGE
                              (USD)         BOND FACTOR     COUPON RATE       (USD)       PAYMENTS (USD)  OFFS (USD)
                         --------------     -----------     -----------  ---------------  --------------  -----------

Class A1 Notes                     0.00       0.000000%       0.00000%              0.00            0.00      0.00
Class A2 Notes           462,770,906.77      73.096021%       2.13875%      2,794,421.77   54,113,037.96      0.00
--------------------------------------------------------------------------------------------------------------------

                         FV OUTSTANDING                                  COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (AUD)         BOND FACTOR     COUPON RATE       (AUD)       PAYMENTS (AUD)  OFFS (AUD)
                         --------------     -----------  --------------  ---------------  --------------  ----------
Class A3 Notes           200,000,000.00     100.000000%        5.01440%     2,500,330.96            0.00      0.00
Class B Notes             33,600,000.00     100.000000%   Not Disclosed    Not Disclosed            0.00      0.00
Class C Notes              4,500,000.00     100.000000%   Not Disclosed    Not Disclosed            0.00       0.00
---------------------------------------------------------------------------------------------------------------------

                                                                    30Jun02
POOL SUMMARY                                                          AUD
                                                              ------------------

Outstanding Balance - Variable Rate Housing Loans                   956,989,158
Outstanding Balance - Fixed Rate Loans                              162,672,428
Number of Loans                                                          11,994
Weighted Average Current LVR                                             58.48%
Average Loan Size                                                        93,352
Weighted Average Seasoning                                           44.56 mths
Weighted Average Term to Maturity                                      248 mths

PRINCIPAL COLLECTIONS                                                 AUD
                                                              ------------------
Scheduled Principal Payments                                      10,458,061.90
Unscheduled Principal Payments                                   103,305,879.84
Redraws                                                           11,673,321.92

Principal Collection                                             102,090,619.82


TOTAL AVAILABLE FUNDS                                                 AUD
                                                              ------------------
Principal Collections                                            102,090,619.82
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                           981,833.44
Total Available Principal                                        103,072,453.26

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                            103,072,453.26

Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                 AUD
                                                              ------------------
Available Income                                                  20,025,636.61
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             20,025,636.61


REDRAW & LIQUIDITY FACILITIES                                         AUD
                                                              ------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00



CPR
----                                Apr-02         May-02          Jun-02
                                    ------         ------          ------
             1 mth CPR              24.54%         29.94%          26.25%


ARREARS
--------                    % OF POOL
                           (by number)
                           -----------

31 - 59 days                  0.36%
60 - 89 days                  0.11%
90+ days                      0.12%

DEFAULTS                        3


LOSSES                         Nil


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